VIA EDGAR CORRESPONDENCE

January 29, 2010

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C.

20549

Dear Mr. Spirgel:

Re:	Nortel Networks Limited (“NNL” and collectively with Nortel Networks

Corporation “Nortel”)

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 2, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

File No. 001-34243

We refer to the comment letter dated January 14, 2010 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the period ended September 30, 2009 filed by NNL (the “January 2010 Comment Letter”), as well as the conference call held on January 28, 2010 (“Conference Call”) between representatives of Nortel, KPMG LLP and the Staff regarding the issues raised in the January 2010 Comment Letter. As discussed with the Staff on the Conference Call, our resources are currently focused on a number of ongoing divestiture efforts as well as year-end activities and completing and filing the NNC and NNL Annual Reports on Form 10-K for the period ended December 31, 2009. As a result, we are confirming, as per our discussion, that we expect to file a complete response to the January 2010 Comment Letter on or before February 12, 2010.

Grace K. McDonald

Corporate Counsel and Assistant Secretary

Nortel Networks Limited

5495 Airport Road, Suite 290, Mississauga, Ontario, Canada L4V 1R9 T 905.863.7875

gracemc@nortel.com

Please contact the undersigned at 905.863.7875 or Clarke Glaspell, Controller at 905.863.7059 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

/s/ Grace K. McDonald

Grace K. McDonald

Corporate Counsel and Assistant Secretary

GKM/gkm

cc:	Kathryn Jacobson, Senior Staff Accountant, SEC

Dean Suehiro, Senior Staff Accountant, SEC

Kyle Moffat, Branch Chief Accountant, SEC

Paviter S. Binning, Executive Vice-President, Chief Financial Officer

    and Chief Restructuring Officer, Nortel

Anna Ventresca, General Counsel – Corporate and Corporate Secretary, Nortel

Clarke Glaspell, Controller, Nortel

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